Exhibit 18.1
July 24, 2006
Board of Directors
RPM International Inc.
Note A of the Notes to the Consolidated Financial Statements of RPM International Inc. (the “Company”) included in its annual report on Form 10-K for the fiscal year ended May 31, 2006 describes an accounting change regarding the date of the Company’s annual impairment assessment for goodwill and other indefinite-lived intangible assets from the last day of the first quarter to the first day of the fourth quarter. There are no authoritative criteria for determining which date is preferable based on the particular circumstances; however, we conclude that such change is acceptable which, based on your business judgment to make this change for the stated reasons, is preferable in your circumstances.

Very truly yours, /s/ Ernst & Young LLP ERNST & YOUNG LLP